Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

19 January 2009,

Re: Submission of Abbey Capital Multi-Manager Fund Ltd, file number 082/35211

Dear Sir/Madam,

Please find enclosed the following reports for the Abbey Capital Multi-Manager Fund Ltd, covering the period December 1st to December 31st, 2008.

- Monthly Performance Report for December
- Daily NAV's for the Abbey Capital Multi-Manager Fund Ltd for December

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

Abbey Capital Multi-Manager Fund

Monthly Performance Update December 2008 +3.1%, +37.5% Year-to-date

SUMMARY

The Abbey Capital Multi-Manager Fund gained +3.1% in December to close the year up +37.5%. All trading styles and market sectors proved profitable with equity indices the main driver of performance. Strong gains also came from the fixed income, energy and FX sectors.

2008 proved a very strong year for managed futures trading strategies. Excellent diversification was achieved as equity markets and many hedge fund strategies suffered sharp declines in extremely volatile market conditions, while futures markets remained highly liquid throughout the year.

December saw a continued decline in the global economic outlook, while policymakers revealed a number of new measures aimed at easing recessionary pressures. The Federal Reserve cut its target interest rate to between zero and 0.25%, while the ECB lowered its key rate by 0.75% to 2.5% and the Bank of England cut by 1% to 2%. The US Senate failed to reach agreement on a $14 billion rescue plan for the US auto industry, but the government later announced that it would provide aid to major automakers. US consumer confidence fell to the lowest since records began in 1967, while Chinese and Japanese exports fell more than forecast, highlighting weakening global demand.

In December, a range of sectors contributed to positive performance with the fixed income sector the most profitable.

ACL Alt* - Pro Forma Monthly Rates of Return

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.7%	8.7%
2001	-2.0%	2.2%	6.0%	-5.4%	-0.1%	-1.7%	2.0%	5.6%	6.8%	9.5%	-11.7%	-0.2%	9.5%
2002	-1.8%	-2.7%	3.1%	-2.7%	-1.5%	10.4%	4.7%	4.7%	5.3%	-7.3%	-1.8%	6.8%	16.6%
2003	4.5%	8.2%	-7.9%	0.8%	7.0%	-5.0%	-1.2%	-1.1%	-1.2%	2.5%	1.0%	5.8%	13.0%
2004	0.6%	7.0%	-0.4%	-6.1%	-2.4%	-4.5%	-2.0%	-2.3%	2.0%	1.1%	1.5%	-0.6%	-6.7%
2005	-5.2%	0.0%	0.5%	-3.0%	2.5%	3.6%	-0.0%	1.8%	2.5%	-1.9%	7.7%	0.8%	9.0%
2006	5.3%	-3.1%	3.4%	7.2%	-0.7%	-3.1%	-3.0%	1.0%	-2.4%	2.1%	2.3%	2.9%	11.8%

ACMMF - Monthly Rates of Return (commencing Jan 1, 2007)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2007	1.3%	-5.0%	-2.3%	4.6%	2.2%	3.2%	-5.3%	-5.6%	6.1%	5.2%	-0.9%	1.6%	4.2%
2008	3.7%	10.1%	-0.8%	-2.2%	2.2%	5.9%	-8.3%	-1.6%	5.4%	12.2%	4.4%	3.1%	37.5%

Figure for December 2008 is estimated

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative Fund. The above rate of return figures for the ACL Alt Pro Forma are based on the actual performance of the ACL Alternative program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02-Dec 06), adjusted for the fees of the ACMMF and interest. Table 1 shows Pro Forma interest from Dec 00 - April 01 and actual interest from May 01 onwards. The performance figure for Jan 02 includes the program's return figure (1st Jan - 30th Jan) of -1.69% and fund's return figure (31st Jan) of 0.09%.

FINANCIALS

Bond prices rose with yields falling to record lows, as investors sought the security of sovereign debt. The yield on the US Treasury 10-year note touched 2.035% on December 18, the lowest level on record since data began in 1953. However, credit conditions showed some signs of improvement as the TED spread, the difference between what banks and the US Treasury pay to borrow money for three months, narrowed to its lowest level since the collapse of Lehman Brothers in September.

EQUITY

Equity indices finished higher as lower global interest rates and government action offset weak economic data. The S&P 500 closed up 0.8% despite continued high market volatility, rallying late in the month as the US government promised aid to automakers. In Europe the DAX rose 3% and the FTSE increased 3.4%. Asian indices were mixed, with the Nikkei 225 rising 4.1%, while the Shanghai Composite declined 2.7% as a drop in trade growth saw China cut rates for the fifth time in three months.

FX

The decision by the Fed to cut its target lending rate towards zero for the first time saw the USD weaken sharply against the EUR (1.3953) and JPY (90.79). The GBP also weakened considerably against the majors, nearing parity with the EUR, as further deep rate cuts are expected from the Bank of England.

The GBP fell to a record low of €1.0201 against the EUR and its lowest since April 2002 against the USD at 1.4355.

Performance Analysis

	ACL Alt* Pro Forma Performance Dec-00 to Dec-06	ACMMF January 2007 to December 2008
Cumulative Return	78.2%	43.3%
Annualised ROR	10.0%	19.7%
Largest Monthly Gain	10.4%	12.2%
Largest Monthly Loss	-11.7%	-8.3%
Annualised Volatility	15.2%	17.2%
Maximum Drawdown	-19.8%	-10.6%
Sharpe Ratio	0.5	1.0

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative Fund. The above performance figures for the ACL Alt Pro Forma are based on the actual performance of the ACL Alternative Program (from Dec 00-Jan 02) and the ACL Alternative Fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF and interest.

**The ACL Alternative Fund (hereinafter the "ACL Alt ") commenced as a program on 1 Dec 00 and was launched as a fund on 31Jan 02.*

Continued Overleaf >>

AbbeyCapital

ENERGY

Ongoing energy demand concerns saw crude oil close the month $10 lower at $44.60, bringing its yearly decline to 54% and down 70% from its record highs. On December 18, the price fell below $36 for the first time since June 2004, as signs of an intensifying global recession offset news of a record cut in production from OPEC. Geopolitical tensions in the Middle East and Russia saw prices recover some ground at month-end.

AGRICULTURE AND METALS

Corn and soybean prices rose steadily in the second half of the month to finish higher on speculation dry weather in Brazil and Argentina will damage harvests in the two biggest exporters of the crop after the US. Gold closed 8% higher at $884.30 as the weaker USD boosted the precious metal's appeal as store of value.

TRADING STYLE ANALYSIS

Sixteen of the ACL Alternative Fund's 19 managers were positive in December. Trendfollowing was the primary driver of performance, capturing the rise in demand for fixed income and the continued decline in energy prices. Short-term systematic strategies were slightly negative, with trading in equity indices resulting in small losses. Value strategies were positive, profiting from the rise in bond prices and the weaker USD. Specialist FX was also positive, while Macro strategies profited from positions in fixed income and FX markets.

Correlation Table

	ACL Alt	ACMMF
Pro Forma Monthly Returns	Dec-00 to Dec-06	January 2007 to December 2008
S&P 500	-0.3	-0.4
CISDM CTA Asset Weighted Index	0.9	0.9
MSCI World (gross local)	-0.3	-0.4

The ACMMF commenced trading in Jan 07, investing solely in the ACL Alternative fund. The above month returns for the ACL Alt Pro-Forma are based on the actual performance of the ACL Alternative program (from Dec 00-Jan 02) and the ACL Alternative fund (from Jan 02 to Dec 06), adjusted for the fees of the ACMMF and interest. The performance figure for the CISDM CTA Asset Weighted Index is estimated for the current month as the data was not available at the time of print.

Market Sector % Gross Trading Profit & Loss Attribution based on the performance of the ACL Alternative Fund

December 2008



1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
Cumulative Gross Trading P&L
Currency - majors
Energy
LT Financial
ST Financial
Metals - Base
Meats
Softs
Currency - emerging markets
Equity Indices
Grains
Metals - Precious

**The above graph shows gross figures, excluding interest and fees.*

For additional information please contact UBS Alternative Investments U.S. at 800-486-2608

Abbey Capital Multi-Manager Fund Ltd
Daily asset value calculation
US $ Share Class A (in US$)

31-Dec-08

Submission of Abbey Capital Multi-Manager Fund, file number 082/35211

Date	Unit Value	
30-Nov-08	139.06	FINAL
1-Dec-08	142.01	*(estimate)*
2-Dec-08	142.76	*(estimate)*
3-Dec-08	143.12	*(estimate)*
4-Dec-08	143.81	*(estimate)*
5-Dec-08	144.49	*(estimate)*
8-Dec-08	142.33	*(estimate)*
9-Dec-08	142.81	*(estimate)*
10-Dec-08	142.29	*(estimate)*
11-Dec-08	142.37	*(estimate)*
12-Dec-08	142.86	*(estimate)*
15-Dec-08	143.06	*(estimate)*
16-Dec-08	143.96	*(estimate)*
17-Dec-08	144.68	*(estimate)*
18-Dec-08	144.76	*(estimate)*
19-Dec-08	144.26	*(estimate)*
22-Dec-08	144.27	*(estimate)*
23-Dec-08	144.30	*(estimate)*
24-Dec-08	144.37	*(estimate)*
26-Dec-08	144.26	*(estimate)*
29-Dec-08	144.55	*(estimate)*
30-Dec-08	144.32	*(estimate)*
31-Dec-08	143.31	FINAL

Abbey Capital

1-2 Cavendish Row, Upper O'Connell Street, Dublin 1

Telephone: 353-1-828 0400
Fax: 353-1-828 0499
Email: info@abbeycapital.com
Website: www.abbeycapital.com

Office of International Corporate Finance
Mail Stop 3628
U.S. SEC
100 F. Street North East
Washington DC
20549
USA

19 January 2009,

Re: Submission of ACL Alternative Fund Ltd, file number 082/34999

Dear Sir/Madam,

Please find enclosed the following reports for the ACL Alternative Fund, covering the period December 1st to December 31st, 2008.

- Monthly Performance Report for December
- Daily NAV's for the ACL Alternative Fund for December

Please do not hesitate to contact me directly should you have any additional questions.

Can you please confirm if it possible to send this information by email going forward. If this would be possible, please contact me at pcarney@abbeycapital.com or call 00353 18280 410.

Kind Regards,

Peter Carney
Chief Financial Officer
Abbey Capital Ltd

ACL Alternative Fund* USD Share Class A

Monthly Performance Update December 2008 +3.3%, +41.8% Year-to-date

SUMMARY

The ACL Alternative Fund USD Share Class A gained +3.3% in December to close the year up +41.8%; the Fund's strongest year to date. All trading styles and market sectors proved profitable with equity indices the main driver of performance. Strong gains also came from the fixed income, energy and FX sectors.

2008 proved a very strong year for managed futures trading strategies, delivering excellent diversification as equity markets and many hedge fund strategies suffered sharp declines in extremely volatile market conditions. Futures markets remained highly liquid throughout 2008 and the ACL Alternative Fund continues to offer daily dealing to clients.

December saw a continued decline in the global economic outlook, while policymakers revealed a number of new measures aimed at easing recessionary pressures. The Federal Reserve cut its target interest rate to between zero and 0.25%, while the ECB lowered its key rate by 0.75% to 2.5% and the Bank of England cut by 1% to 2%. The US Senate failed to reach agreement on a $14 billion rescue plan for the ~~US auto~~ industry, but the government later announced that it would provide aid to major automakers. US consumer confidence fell to the lowest since records began in 1967, while Chinese and Japanese exports fell more than forecast, highlighting weakening global demand.

In December, a range of sectors contributed to positive performance with the fixed income sector the most profitable.

Monthly Rates of Return ($ Class A)*

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	YTD
2000	-	-	-	-	-	-	-	-	-	-	-	8.8%	8.8%
2001	-1.8%	2.4%	6.1%	-5.2%	0.1%	-1.6%	2.2%	5.8%	7.0%	9.7%	-11.5%	-0.0%	11.8%
2002	-1.6%	-2.5%	3.2%	-2.6%	-1.4%	10.6%	4.8%	4.8%	5.5%	-7.2%	-1.7%	6.9%	19.0%
2003	4.6%	8.4%	-7.7%	1.0%	7.2%	-4.8%	-1.0%	-0.9%	-1.0%	2.7%	1.2%	6.0%	15.3%
2004	0.7%	7.1%	-0.3%	-5.9%	-2.3%	-4.3%	-1.8%	-2.2%	2.1%	1.3%	1.7%	-0.4%	-4.8%
2005	-5.0%	0.2%	0.7%	-2.8%	2.6%	3.8%	0.1%	1.9%	2.7%	-1.7%	7.9%	0.9%	11.3%
2006	5.5%	-2.9%	3.5%	7.3%	-0.6%	-2.9%	-2.9%	1.2%	-2.2%	2.3%	2.5%	3.1%	14.1%
2007	1.5%	-4.8%	-2.1%	4.8%	2.4%	3.4%	-4.5%	-5.4%	6.4%	5.5%	-0.7%	1.8%	7.6%
2008	4.1%	10.3%	-0.6%	-2.0%	2.4%	6.1%	-7.9%	-1.5%	5.7%	12.8%	4.6%	3.3%	41.8%

Figure for December 2008 is estimated

The performance figures shown are net of all fees and interest is included (Pro forma interest from December 2000 to April 2001 actual interest received thereafter).

FINANCIALS

Bond prices rose with yields falling to record lows, as investors sought the security of sovereign debt. The yield on the US Treasury 10-year note touched 2.035% on December 18, the lowest level on record since data began in 1953. However, credit conditions showed some signs of improvement as the TED spread, the difference between what banks and the US Treasury pay to borrow money for three months, narrowed to its lowest level since the collapse of Lehman Brothers in September.

EQUITY

Equity indices finished higher as lower global interest rates and government action offset weak economic data. The S&P 500 closed up 0.8% despite continued high market volatility, rallying late in the month as the US government promised aid to automakers. In Europe the DAX rose 3% and the FTSE increased 3.4%. Asian indices were mixed, with the Nikkei 225 rising 4.1%, while the Shanghai Composite declined 2.7% as a drop in trade growth saw China cut rates for the fifth time in three months.

FX

The decision by the Fed to cut its target lending rate towards zero for the first time saw the USD weaken sharply against the EUR (1.3953) and JPY (90.79). The GBP also weakened considerably against the majors, nearing parity with the EUR, as further deep rate cuts are expected from the Bank of England. The GBP fell to a record low of €1.0201 against the EUR and its lowest since April 2002 against the USD at 1.4355.

ENERGY

Ongoing energy demand concerns saw crude oil close the month $10 lower at $44.60, bringing its yearly decline to 54% and down 70% from its record highs. On December 18, the price fell below $36 for the first time since June 2004, as signs of an intensifying global recession offset news of a record cut in production from OPEC. Geopolitical tensions in the Middle East and Russia saw prices recover some ground at month-end.

Performance Analysis*

(as at 31st December 2008)

	ACL Alternative Program USD Share Class A (December 2000)	ACL Alternative Fund USD Share Class A (January 2002)
Cumulative Return	208.0%	157.6%
Annualised ROR	14.9%	14.5%
Largest Monthly Gain	12.8%	12.8%
Largest Monthly Loss	-11.5%	-7.9%
Annualised Volatility	15.7%	14.9%
Volatility from Nov 2003	14.1%	14.1%
Maximum Drawdown	-17.8%	-17.8%
Sharpe Ratio	0.8	0.8

**The Program commenced in December 2000 and was launched as a fund in January 2002.*

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS **Continued Overleaf >>**

Abbey Capital Ltd, 1-2 Cavendish Row, Dublin 1, Ireland. Tel: +353 1 828 0400 Fax: +353 1 828 0499 Email: info@abbeycapital.com Web: www.abbeycapital.com

Agriculture and Metals

Corn and soybean prices rose steadily in the second half of the month to finish higher on speculation dry weather in Brazil and Argentina will damage harvests in the two biggest exporters of the crop after the US. Gold closed 8% higher at $884.30 as the weaker USD boosted the precious metal's appeal as store of value.

Trading Style Analysis

Sixteen of the ACL Alternative Fund's 19 managers were positive in December. Trendfollowing was the primary driver of performance, capturing the rise in demand for fixed income and the continued decline in energy prices. Short-term systematic strategies were slightly negative, with trading in equity indices resulting in small losses. Value strategies were positive, profiting from the rise in bond prices and the weaker USD. Specialist FX was also positive, while Macro strategies profited from positions in fixed income and FX markets.

Cumulative Return*


December 2000 to December 2008
Current Value of $1,000 invested in December 2000 = $3,080

Figure for December 2008 is estimated

Correlation Table*

December 2000 to December 2008

	ACL Alternative Program USD Share Class A	S&P 500	MSCI World (gross local)
ACL Alternative Program USD Share Class A	1.0	-0.3	-0.3
S&P 500		1.0	1.0
MSCI World (gross local)			1.0

Source S&P 500, MSCI World: Bloomberg

Market Sector % Gross Trading P&L Attribution*


December 2008
Cumulative Gross Trading P&L
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
-0.40%
Currency - majors
Currency - emerging markets
Energy
Equity Indices
Grains
LT Financial
Meats
Metals - Base
Metals - Precious
Softs
ST Financial

The above graph shows gross figures, excluding interest and fees.

Minimum Investment	Performance Fees^	Target Returns	Subscription/Redemption	Redemption Fee	Legal Domicile	NAV
USD $100 million	7.500%	12% - 15%	Daily Dealing (Business day)	0%	Bermuda	$257.61
Inception Date*	**Management Fees^**	**Target Volatility**	**Lock ups**	**FUM**	**SEDOL/Bloomberg**	**Tax Treatment**
January 2002	0.750%	12.5%	None	$1015 million	3122967 / ACLAALTF BH	K1s for US Investors

^The performance and management fees relate only to investment manager fees and additional fees paid to the fund's appointed commodity trading advisors are not included.
**The ACL Alternative Program started in December 2000 and was launched as a fund in January 2002.*

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

For further information in relation to this program, please contact the Product Support Team at Abbey Capital (email: productsupport@abbeycapital.com)

Abbey Capital Ltd, 1-2 Cavendish Row, Dublin 1, Ireland. Tel: +353 1 828 0400 Fax: +353 1 828 0499 Email: info@abbeycapital.com Web: www.abbeycapital.com

ACL Alternative Fund Limited
Daily asset value calculation
US $ Share Class (in Base Currency)

31-Dec-08

Submission of ACL Alternative Fund Ltd, file number ***082/34999***

Date	NAV	
30-Nov-08	249.48	Final
1-Dec-08	254.81	Final
2-Dec-08	256.17	Final
3-Dec-08	256.85	Final
4-Dec-08	258.11	Final
5-Dec-08	259.35	Final
8-Dec-08	255.49	Final
9-Dec-08	256.38	Final
10-Dec-08	255.44	Final
11-Dec-08	255.62	Final
12-Dec-08	256.51	Final
15-Dec-08	256.92	Final
16-Dec-08	258.56	Final
17-Dec-08	259.88	Final
18-Dec-08	260.03	Final
19-Dec-08	259.14	Final
22-Dec-08	259.21	Final
23-Dec-08	259.28	Final
24-Dec-08	259.42	Final
26-Dec-08	259.24	Final
29-Dec-08	259.81	Final
30-Dec-08	259.42	Final
31-Dec-08	257.61	Final

END